United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Berkeley Lights, Inc.

(Name of Issuer)

Common Stock, par value $0.00005

(Title of Class of Securities)

084310101

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084310101	Schedule 13G	Page 1 of 15

1	Names of Reporting Persons WIIG Communications Management LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 084310101	Schedule 13G	Page 2 of 15

1	Names of Reporting Persons Lip-Bu Tan
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person IN

CUSIP No. 084310101	Schedule 13G	Page 3 of 15

1	Names of Reporting Persons WRV-BLI LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 084310101	Schedule 13G	Page 4 of 15

1	Names of Reporting Persons WRV-BLI II LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 084310101	Schedule 13G	Page 5 of 15

1	Names of Reporting Persons WRV-BLI III LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 084310101	Schedule 13G	Page 6 of 15

1	Names of Reporting Persons WRV-BLI IV LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 084310101	Schedule 13G	Page 7 of 15

1	Names of Reporting Persons Walden Riverwood GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 084310101	Schedule 13G	Page 8 of 15

1	Names of Reporting Persons Walden Riverwood Ventures, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. 084310101	Schedule 13G	Page 9 of 15

1	Names of Reporting Persons WRV GP II, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 084310101	Schedule 13G	Page 10 of 15

1	Names of Reporting Persons WRV II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. 084310101	Schedule 13G	Page 11 of 15

ITEM 1.	(a)	Name of Issuer: Berkeley Lights, Inc. (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices: 5858 Horton Street, Suite 320 Emeryville, California 94608.

ITEM 2.	(a)

Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

WIIG Communications Management LLC (“WIIG”);

Lip-Bu Tan;

WRV-BLI LLC (“BLI”);

WRV-BLI II LLC (“BLI II”);

WRV-BLI III LLC (“BLI III”);

WRV-BLI IV LLC (“BLI IV”);

Walden Riverwood GP, LLC (“Walden GP”);

Walden Riverwood Ventures, L.P. (“Walden”);

WRV GP II, LLC (“WRV GP”); and

WRV II, L.P (“WRV II”).

	(b)	Address or Principal Business Office: The principal business address of the Reporting Persons is One California Street, Suite 1750, San Francisco, California, 94111.

(c)

Citizenship of each Reporting Person is:

Mr. Lip-Bu Tan is a citizen of the United States. Walden GP, Walden, WRV GP and WRV II are organized under the laws of the Cayman Islands. Each of the other Reporting Persons is organized under the laws of Delaware.

	(d)	Title of Class of Securities: Common stock, par value $0.00005 per share (“Common Stock”).

	(e)	CUSIP Number: 084310101

CUSIP No. 084310101	Schedule 13G	Page 12 of 15

ITEM 3.

Not applicable.

ITEM 4.

Ownership.

(a-c)

This Schedule 13G is required to be filed because the Reporting Persons beneficially owned more than 5% of the outstanding Common Stock of the Issuer as of December 31, 2020. As of January 12, 2021, the Reporting Persons ceased to be the beneficial owners of any shares of Common Stock of the Issuer.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.
Not applicable.

ITEM 9.	Notice of Dissolution of Group.
Not applicable.

ITEM 10.	Certification.
Not applicable.

CUSIP No. 084310101	Schedule 13G	Page 13 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

WIIG Communications Management LLC

By:	/s/ Lip-Bu Tan
Name:	Lip-Bu Tan
Title:	Director

Lip-Bu Tan

/s/ Lip-Bu Tan

WRV-BLI LLC
By: WIIG Communications Management LLC, its manager

By:	/s/ Lip-Bu Tan
Name:	Lip-Bu Tan
Title:	Director

WRV-BLI II LLC
By: WIIG Communications Management LLC, its manager

By:	/s/ Lip-Bu Tan
Name:	Lip-Bu Tan
Title:	Director

WRV-BLI III LLC
By: WIIG Communications Management LLC, its manager

By:	/s/ Lip-Bu Tan
Name:	Lip-Bu Tan
Title:	Director

CUSIP No. 084310101	Schedule 13G	Page 14 of 15

WRV-BLI IV LLC
By: WIIG Communications Management LLC, its manager

By:	/s/ Lip-Bu Tan
Name:	Lip-Bu Tan
Title:	Director

Walden Riverwood GP, LLC

By:	/s/ Michael Marks
Name:	Michael Marks
Title:	Managing Director

Walden Riverwood Ventures, L.P.
By: Walden Riverwood GP, LLC, its general partner

By:	/s/ Michael Marks
Name:	Michael Marks
Title:	Managing Director

WRV GP II, LLC

By:	/s/ Michael Marks
Name:	Michael Marks
Title:	Managing Director

WRV II, L.P.
By: WRV GP II, LLC, its general partner

By:	/s/ Michael Marks
Name:	Michael Marks
Title:	Managing Director

CUSIP No. 084310101	Schedule 13G	Page 15 of 15

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.